Exhibit 5.3
[ERNST & YOUNG LETTERHEAD]
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Interest of Experts” into the registration statement on Form F-10 and related short form base shelf prospectus of Pengrowth Energy Trust dated October 24, 2007, relating to the sale and issue of Trust Units or Subscription Units, and to the incorporation by reference therein of our report to the board of directors of ConocoPhillips Canada (“ConocoPhillips”) dated November 2, 2006, on the schedules of revenue, royalties and operating expenses for the years ended December 31, 2005 and 2004 relating to the CP Assets (as that term is defined in the registration statement) included in the Pengrowth Energy Trust Business Acquisition Report dated March 16, 2007 (Form 6-K), filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Ernst & Young LLP
Chartered Accountants
Calgary, Canada
October 24, 2007